UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-264512

Bunge LIMITED

(Exact name of registrant as specified in its charter)

1391 Timberlake Manor Parkway

Chesterfield, Missouri, 63017
(763) 542-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $0.01 par value

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*On November 1, 2023, shareholders of Bunge Limited, a Bermuda company ("Bunge Bermuda") completed a redomestication transaction (the "Redomestication") pursuant to a Scheme of Arrangement under Bermuda Law whereby each of the shareholders of Bunge Bermuda exchanged their common shares of Bunge Bermuda, par value $0.01 per share, for an equal number of registered shares, par value $0.01 per share, of Bunge Global SA, a Swiss corporation ("Bunge Switzerland"). As a result of the Redomestication, Bunge Bermuda became a direct, wholly-owned subsidiary of Bunge Switzerland. Pursuant to Rule 12g-3(a), the registered shares of Bunge Switzerland are deemed registered under Section 12(b) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bunge Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BUNGE LIMITED

Date:	November 13, 2023	By:	/s/ Lisa Ware-Alexander
		Name:	Lisa Ware-Alexander
		Title:	Secretary